                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4

                               SAFLINK CORPORATION
                      (formerly The National Registry Inc.)
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   63735L 10 3
                                   -----------
                                 (CUSIP Number)

                              Francis R. Santangelo
                              10926 Tamarisk Trail
                           Boyton Beach, Florida 33436
                                 (407) 734-0470
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2000
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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CUSIP No. 63735L 10 3
---------------------
-----------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     Francis R. Santangelo
     ###-##-####
-----------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                      (a) [ ]
     of a Group (See Instructions)                              (b) [X]
-----------------------------------------------------------------------
(3)  SEC Use Only

-----------------------------------------------------------------------
(4)  Source of Funds
     N/A - Sale

-----------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings                   [ ]
     is Required Pursuant to Items 2(d) or 2(e)

-----------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Francis R. Santangelo -- individual citizen of the United States

-----------------------------------------------------------------------
Number of Shares              (7)  Sole Voting Power
Beneficially Owned                 0
by Each Reporting             -----------------------------------------
Person With                   (8)  Shared Voting Power
                                   0
                              -----------------------------------------
                              (9)  Sole Dispositive Power
                                   1,158,376
                              -----------------------------------------
                              (10) Shared Dispositive Power
                                   0
                              -----------------------------------------
-----------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                            1,158,376 shares

-----------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)                 [ ]
     Excludes Certain Shares

-----------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                      6.2%

-----------------------------------------------------------------------
(14) Type of Reporting Person

            Francis R. Santangelo - IN



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Francis R. Santangelo hereby amends his Schedule 13D as filed on March 23, 1995, and as amended by amendment No. 1 filed on April 20, 1995 and amendment No. 2 filed on December 23, 1998 and amendment No. 3 filed on June 30, 1999 (as amended the "Schedule 13D") with respect to the Common Stock, par value $.01 per share ("Common Stock") of SAFLINK Corporation, a Delaware company (the "Company" or "SAFLINK"), formerly The National Registry Inc. Capitalized terms which are not defined in this amendment shall have the meaning ascribed to such terms in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            The Schedule 13D is amended by adding the following to the end of
Item 5(a):

            (a) As of the date hereof, Mr. Santangelo owns of record 908,377 shares of Common Stock and options to acquire 249,999 additional shares of Common Stock. As of December 20, 1999, SAFLINK had 18,570,655 shares of common stock outstanding. Mr. Santangelo, therefore, is the beneficial owner of 6.2% of the outstanding Common Stock of SAFLINK.

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    The Schedule 13D is amended by replacing Item 5(c) with the following:

(c) During the past sixty (60) days Mr. Santangelo disposed of the shares of Common Stock of the Company in the amounts, on the dates, and at the prices set forth below. Each sale transaction was in the open market through broker-dealers.


                Date of Sale                                   Quantity                   Price Per Share
                ------------                                   --------                   ---------------

                   1/10/00                                       61,700                       $4.0000
                   1/11/00                                       93,200                       $4.0823
                   1/12/00                                       17,500                       $3.9429
                   1/13/00                                          800                       $3.8750
                   1/14/00                                       36,520                       $3.9059
                   1/18/00                                       90,280                       $3.9816
                   1/19/00                                       37,700                       $4.5000
                   1/20/00                                       19,000                       $4.4164
                   1/21/00                                       15,300                       $4.3023
                   1/24/00                                        4,100                       $4.2515
                   1/25/00                                       13,500                       $4.0000
                   1/26/00                                       10,400                       $3.8185

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 24, 2000                               /s/ FRANCIS R. SANTANGELO
                                                ----------------------------
                                                Francis R. Santangelo


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